SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-C


                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM


                  Filed Pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 Thereunder


                             RCM TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)


2500 McClellan Avenue
3rd Floor, Kevon Office Center
Pennsauken, New Jersey                              08109-4613
(Address of Principal Executive Offices             (Zip Code)

Issuer's telephone number, including area code              (609) 486-1777
                                                            --------------

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of Security     Common Stock, par value $.05 per share
2.  Number of shares outstanding before the change   16,277,118
3.  Number of shares outstanding after the change    17,660,243
4.  Effective date of change           February 5, 1995
5.
 Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     Issuance of 1,383,125 shares of Common Stock in connection with the private placement of such shares.

     Give a brief description of transaction:

     The issuer sold 1,383,125 shares of common stock for a $.7230 price per share to Limeport Investments, L.L.C. for an aggregate purchase price of $1,000,000. The shares were issued in a private placement transaction as "restricted securities" pursuant to an exemption under section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended. The issuer has agreed, however, to file a registration statement with the Securities and Exchange Commission by no later than February 15, 1997, the purpose of which is to permit the public resale of these shares following effectiveness of such registration statement.

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                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to Change      N/A
2.  Name after Change         N/A
3.  Effective date of charter amendment changing name     N/A
4.  Date of shareholder approval of change, if required   N/A


                                                          RCM TECHNOLOGIES, INC.


DATE:    February 06, 1996                          BY:/s/Stanton Remer
                                                   (Officer's Signature & Title)
                                                    Stanton Remer,
                                                    Chief Financial Officer and
                                                    Treasurer